K&L Gates LLP
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June 27, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Re:	Ener-Core, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 8, 2016
File No. 333-211048

Ladies and Gentlemen:

Ener-Core, Inc. (the “Company”) hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated June 23, 2016 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 of the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on June 8, 2016. The Company’s responses are preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.

Financial Statements

Note 7 – Deferred revenues and customer advances, page F-48

1.	We note your footnote disclosure regarding deferred revenues and customer advances. Your disclosure states the balance represents amounts billed on existing customer contracts and down payments/progress payments for equipment sales. Please tell us the amount representing billed deferred revenue and separately the amount representing customer advances. In addition, please tell us where the asset associated with deferred revenues resides on your balance sheet and also explain your accounting for customer advances.

Company Response:

All deferred revenues represent billed amounts under written contracts or agreements—the Company does not record deferred revenues for unbilled portions of its contracts. While it may record deferred revenues for amounts not collected, as appropriate, which it would reflect as accounts receivable, as of March 31, 2016 and December 31, 2015, respectively, the Company had no accounts receivable related to equipment sales for which it had recorded deferred revenues.

The Company uses the terms “deferred revenues” and “customer advances” synonymously for its equipment sales. All equipment-related deferred revenues as of March 31, 2016 and December 31, 2015, respectively, represent amounts already collected in cash and unrestricted in their use. All license fee-related deferred revenues represent amounts funded into the Dresser-Rand cash escrow account.

The assets associated for the Company’s deferred revenues are as follows:

•	For license fees, the asset recorded is the restricted cash balance. The Company respectively advises the Staff that the Registration Statement includes additional disclosure regarding such license fees on page F-41.

•	For all deferred billings on equipment contracts, on the date the deferred revenues are recorded (the date cash is received from the customer), the corresponding asset is cash, which is then unrestricted in its use pursuant to the terms of such contracts. The Company typically uses such cash to purchase inventory and make payments for inventory deposits which are recorded in prepaid expenses and other current assets for such inventory that are on order but not yet received by the Company. The unrestricted cash has also been used to fund, in part, the initial KG-2 system used for the Full Scale acceptance test, which expenditure is carried in fixed assets on both balance sheet dates.

The Company respectively advises the Staff that additional disclosure related to the Company’s revenue recognition accounting policies may be found on page F-44 of the Registration Statement under “Revenue Recognition,” additional disclosure regarding deferred revenues and customer advances may be found on page F-48 of the Registration Statement under “Note 7—Deferred revenues and customer advances” and a description of the Company’s revenue cycle may be found on page 46 of the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3545 or email me at shoshannah.katz@klgates.com.

Sincerely,

/s/ Shoshannah D. Katz
K&L Gates LLP
Shoshannah D. Katz

cc:	Kevin Stertzel, U.S. Securities and Exchange Commission
John Cash, U.S. Securities and Exchange Commission
David Korvin, U.S. Securities and Exchange Commission

Alain J. Castro, Ener-Core, Inc.
Domonic J. Carney, Ener-Core, Inc.